UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company (Issuer))

WOK ACQUISITION CORP.

WOK PARENT LLC

WOK HOLDINGS INC.

(Name of Filing Persons (Offerors))

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

(Name of Filing Persons (Other Person(s))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Susanne V. Clark

c/o Centerbridge Partners, L.P.

375 Park Avenue, 12th Floor

New York, New York 10152

Telephone: (212) 672-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael E. Lubowitz, Esq.

Douglas P. Warner, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,107,651,252	$126,937

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 21,283,548 shares of common stock, par value $0.001 per share, of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s”) outstanding multiplied by the offer price of $51.50 per share, (ii) 737,592 shares of common stock, par value $0.001 per share, of P.F. Chang’s, issuable pursuant to outstanding options with an exercise price less than the offer price of $51.50 per share, multiplied by the offer price of $51.50 per share minus the weighted average exercise price for such options of $38.95 per share and (iii) 44,500 outstanding restricted stock units, multiplied by the offer price of $51.50 per share. The calculation of the filing fee is based on information provided by P.F. Chang’s as of May 4, 2012.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  Third-party tender offer subject to Rule 14d-1.

☐  Issuer tender offer subject to Rule 13e-4.

☐  Going-private transaction subject to Rule 13e-3.

☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to the cash tender offer (the “Offer”) by Wok Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P. (“Centerbridge”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of P.F. Chang’s China Bistro, Inc., a Delaware corporation (“P.F. Chang’s”), at a purchase price of $51.50 per Share (the “Offer Price”) net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Item 1.  Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is P.F. Chang’s China Bistro, Inc., a Delaware corporation. P.F. Chang’s principal executive offices are located at 7676 East Pinnacle Peak Road, Scottsdale, Arizona 85255. P.F. Chang’s telephone number at such address is (480) 888-3000.

(b) This Schedule TO relates to the outstanding Shares of P.F. Chang’s. P.F. Chang’s has advised Parent and Purchaser that, as of May 4, 2012, there were 21,283,548 Shares issued and outstanding, 1,238,857 Shares subject to issuance pursuant to outstanding stock options (of which 737,592 have an exercise price less than the Offer Price) and 44,500 outstanding restricted stock units.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

This Schedule TO is filed by Parent, Wok Holdings Inc., a Delaware corporation (“Wok Holdings”) and a wholly-owned subsidiary of Parent, Purchaser, which is a wholly-owned subsidiary of Wok Holdings, and Centerbridge. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Background of the Offer; Past Contacts or Negotiations with P.F. Chang’s,” “Purpose of the Offer; Plans for P.F. Chang’s” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for P.F. Chang’s,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Purpose of the Offer; Plans for P.F. Chang’s,” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.  Financial Statements.

Not applicable.

Item 11.  Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons,” “Background of the Offer; Past Contacts or Negotiations with P.F. Chang’s,” “Purpose of the Offer; Plans for P.F. Chang’s” and “The Merger Agreement; Other Agreements,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for P.F. Chang’s,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated May 15, 2012.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 1, 2012.
(a)(5)(B)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times.
(a)(5)(C)	Class Action Complaint, dated as of May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).
(a)(5)(D)	Class Action Complaint, dated as of May 11, 2012 (Jeanty v. Kerrii B. Anderson, et al.).
(a)(5)(E)	Class Action Complaint, dated as of May 11, 2012 (Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al.).
(a)(5)(F)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 15, 2012.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.

Exhibit	Exhibit Name
(d)(2)	Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.
(d)(3)	First Amendment to Nondisclosure and Standstill Agreement, dated as of March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.
(d)(4)	Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Parent.
(d)(5)	Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s.
(d)(6)	Amended and Restated Debt Commitment Letter, dated as of May 15, 2012, from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC to Purchaser.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.  Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

WOK ACQUISITION CORP.

By:	/s/ Jason Mozingo
Name: Jason Mozingo
Title: President

WOK PARENT LLC

By:	/s/ Jason Mozingo
Name: Jason Mozingo
Title: President

WOK HOLDINGS INC.

By:	/s/ Jason Mozingo
Name: Jason Mozingo
Title: President

CENTERBRIDGE CAPITAL PARTNERS II, L.P.

By:	Centerbridge Associates II, L.P.,
its general partner

By:	Centerbridge GP Investors II, LLC its general partner

By:	/s/ Jason Mozingo
Name: Jason Mozingo
Title: Senior Managing Director and Authorized Signatory

Date:	May 15, 2012

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated May 15, 2012.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 1, 2012, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 1, 2012.
(a)(5)(B)	Form of Summary Advertisement as published on May 15, 2012 in The New York Times.
(a)(5)(C)	Class Action Complaint, dated as of May 2, 2012 (Israni v. P.F. Chang’s China Bistro, Inc., et al.).
(a)(5)(D)	Class Action Complaint, dated as of May 11, 2012 (Jeanty v. Kerrii Anderson, et al.).
(a)(5)(E)	Class Action Complaint, dated as of May 11, 2012 (Macomb County Employees’ Retirement System v. P.F. Chang’s China Bistro, Inc., et al.).
(a)(5)(F)	Press Release issued by P.F. Chang’s China Bistro, Inc. on May 15, 2012.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2012, among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc.
(d)(2)	Nondisclosure and Standstill Agreement, dated as of March 2, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.
(d)(3)	First Amendment to Nondisclosure and Standstill Agreement, dated as of March 27, 2012, between P.F. Chang’s China Bistro, Inc. and Centerbridge Advisors II, LLC.
(d)(4)	Equity Commitment Letter, dated as of May 1, 2012, from Centerbridge Capital Partners II, L.P. and Centerbridge Capital Partners SBS II, L.P. to Parent.
(d)(5)	Limited Guarantee, dated as of May 1, 2012, delivered by Centerbridge Capital Partners II, L.P. in favor of P.F. Chang’s.
(d)(6)	Amended and Restated Debt Commitment Letter, dated as of May 15, 2012, from Wells Fargo Bank, National Association, WF Investment Holdings, LLC, Wells Fargo Securities, LLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Barclays Bank PLC to Purchaser.
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.